

November 6, 2024

Eric R. Newell
Executive Vice President and Chief Financial Officer
Eagle Bancorp, Inc.
7830 Old Georgetown Road
Third Floor
Bethesda, MD 20814

> **Re: Eagle Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 8-K filed October 23, 2024**
> **File No. 000-25923**

Dear Eric R. Newell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Deposits and Other Borrowings, page 67

1.   We note your disclosure on page 14 that certain reciprocal deposits of up to the lesser of $5 billion, or 20% of an institution's deposits, are excluded from the definition of brokered deposits and your disclosure on page 122 in which you present brokered deposits excluding Certificates of Deposit Account Registry Service ("CDARS") and the Insured Cash Sweep product ("ICS") two-way accounts. We further note the disclosure on page 27 of your June 30, 2024 Form 10-Q that total brokered deposits were $3.9 billion, or 46.9% of total deposits, of which $1.5 billion were attributable to the CDARS and ICS two-way accounts. Please address the following:

- Please tell us, and revise future filings to explain, why you decided to include CDARS and ICS two-way deposits in total brokered deposits at June 30, 2024 and if your definition of a brokered deposit has changed.

- Please revise future filings to clearly discuss the reasons for period over period changes in the amount of your deposits by source including, but not limited to: reciprocal deposits associated with CDARS and ICS two-way accounts, one-way CDARS, IntraFi's Insured Network Deposit Program ("IND") related deposits, and other brokered deposits.

Form 8-K filed October 23, 2024

Exhibit 99.2
Non-GAAP Reconciliation (unaudited), page 39

2.   We note your presentation of "Tangible common equity, excl. AOCI" and "Tangible book value excluding AOCI", both of which exclude the impact of accumulated other comprehensive loss, net, represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss, net has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

3.   We note your presentation of "PPNR to average assets (%)" and "Operating PPNR to average assets (%)" on page 42. These measures appear to exclude normal recurring operating expenses given the provision for credit loss is a primary expense in the banking industry. Please tell us how these measures were in accordance with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G, or remove these measures from your future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shannon Davis at 202-551-6687 or William Schroeder at 202-551-3294 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance